UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FieldPoint Petroleum Corporation

(Name of Issuer)

Common Stock and Warrants

(Title of Class of Securities)

316570100 (Common Stock); 316570126 (Warrants)

(CUSIP Number)

Donald F. Carnes, 400 West 15th St.  Suite 808, Austin, Texas  78701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316570100 (Stock) 316570126 (Warrants)	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Rayford Darell Reaves, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,820,424
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,820,424
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 316570100 (Stock) 316570126 (Warrants)	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The title of the classes of equity securities to which this statement relates is common stock and warrants.  The name and address of the principal executive offices of the issuer are:

FieldPoint Petroleum Corporation

1703 Edelweiss Dr.

Cedar Park, Texas  78613

Item 2.  Identity and Background.

The person filing this statement is the Administrator of the Estate of Rayford Darell Reaves, Jr. (the “Estate”).  The Estate is being administered under the laws of the State of Texas.  It is not engaged in business other than the administration of the Estate.  The address of the Estate is:

Estate of Rayford Darell Reaves, Jr.

c/o Donald F. Carnes

400 West 15th Street

Suite 808

Austin, Texas  78701

During the last five years, the person filing this report has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the person filing this report has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

No funds were used to acquire the shares.  They were acquired by the Estate upon the death of Rayford Darell Reaves, Jr.

Item 4.  Purpose of Transaction.

The securities were acquired by the Estate upon the death of Rayford Darell Reaves, Jr.  There are no plans to take any of the actions described in Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)

All of the securities identified in Item 1 are owned by the Estate.

(b)

The Administrator of the Estate has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of all of the securities.

(c)

There have been no transactions by the Estate in the class of securities reported on Schedule 13D during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities except that, in connection with the administration of the Estate, the beneficiaries of the Estate may receive dividends or shares of stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the issuer.

Item 7.  Material to Be Filed as Exhibits.

No exhibits are being filed with this Schedule 13D.

CUSIP No. 316570100 (Stock) 316570126 (Warrants)	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESTATE OF RAYFORD DARELL REAVES, JR.

/s/ Donald F. Carnes Donald F. Carnes
Administrator

June 11, 2014